August 19, 2010
Via EDGAR
Kathryn McHale, Esq.
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	BancorpSouth, Inc. (the “Company”)
Form 10-K for Fiscal Year Ended December 31, 2009
Filed March 15, 2010
File No. 001-12991
Dear Ms. McHale:
     Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated July 29, 2010 with respect to the above-referenced filing.
     For your convenience, the text of each of the Staff’s comments is set forth in italics below, followed in each case by our response.
Form 10-K for Fiscal Year Ended December 31, 2009
Provisions for Credit Losses and Allowance for Credit Losses, page 30
1. Please tell us and revise future filings to discuss in greater detail how you evaluate the various types of loans in your portfolio for impairment and how you measure the associated impairment, clarifying for which loan types you use the present value of expected future cash flows discounted at the loan’s effective interest rate, observable market price, if available, or the fair value of the collateral.
Response:
     In 2010, the Company established an Impairment Committee, which is responsible for evaluating loans that have been specifically identified through various channels, including examination of the watch list, past due listings, findings of the internal loan review department, loan officer assessments and loans to borrowers or industries experiencing problems. For all loans identified, the applicable loan officer is required to prepare an impairment analysis to be reviewed by the Impairment Committee. The Impairment Committee deems that a loan is impaired if it is probable that the Company will be unable to collect the contractual principal and interest in connection with the loan.

Kathryn McHale
August 19, 2010

The Impairment Committee also evaluates the circumstances surrounding the loan in order to determine if the loan officer used the most appropriate method for assessing the impairment of the loan (i.e., present value of expected future cash flows, observable market price or fair value of the underlying collateral).
     Loans of $200,000 or more that become 60 or more days past due are reviewed on a monthly basis by the Impairment Committee, which decides whether an impairment exists and to what extent a specific allowance for credit loss should be made. Loans that do not meet these requirements may also be identified by management for impairment review in certain circumstances. Loans subject to such review are evaluated as to collateral dependency, current collateral value, guarantor or other financial support and likely disposition. Each such loan is individually evaluated for impairment. The impairment evaluation of real estate loans generally focuses on the fair value of the underlying collateral obtained from appraisals, as the repayment of these loans may be dependent on the liquidation of the collateral. In certain circumstances, other information such as comparable sales data is deemed to be a more reliable indicator of fair value of the underlying collateral than the most recent appraisal. In these cases, such information is used to determine the impairment recorded for the loan. Because the repayment of commercial and industrial loans is dependent upon the cash flow of the borrower or guarantor support, the impairment evaluation of these loans generally focuses on the discounted future cash flow, as well as the projected liquidation value of any pledged collateral. The Impairment Committee reviews the results of each evaluation and approves the final impairment amounts, which are then included in the analysis of the adequacy of the allowance for credit losses in accordance with Financial Accounting Standards Board Accounting Standards Codification 310, Receivables (“FASB ASC 310”). Loans identified for impairment are placed in non-accrual status.
     In response to the Staff’s comment, we included disclosure substantially similar to the preceding paragraph in the second full paragraph on page 34 of our Quarterly Report on Form 10-Q for the period ended June 30, 2010 (the “Second Quarter Form 10-Q”), and we hereby undertake to include similar disclosure in future periodic reports.
2. Please tell us and revise to disclose the amount of loans and the amount of specific reserve calculated based on discounted cash flows, observable market price or fair value of collateral.
Response:
     At December 31, 2009, impaired loans totaled $128.5 million and had specific reserves of $22.7 million included in the allowance for credit losses. All impaired loans at December 31, 2009 were from the Company’s commercial or residential real estate portfolios and, accordingly, were evaluated for impairment based on the fair value of the underlying collateral.
     At June 30, 2010, impaired loans totaled $188.3 million, which was net of cumulative charge offs of $54.9 million, and had specific reserves of $40.7 million included in the allowance for credit losses. All impaired loans at June 30, 2010 were from the Company’s commercial or residential real estate portfolios and, accordingly, were evaluated for impairment based on the fair value of the underlying collateral.

Kathryn McHale
August 19, 2010

     In response to the Staff’s comment, we included disclosure substantially similar to the preceding paragraph in the third full paragraph on page 34 of the Second Quarter Form 10-Q, and we hereby undertake to include similar disclosure in future periodic reports.
For your collateral dependent loans, please disclose:
a. How often and when updated third party appraisals are obtained and how this impacts the amount and timing of your loan loss provisions and charge-offs.
Response:
     The Company’s policy is to obtain an appraisal at the time of loan origination for real estate collateral securing a loan of $250,000 or more, consistent with regulatory guidelines. The Company’s policy is to obtain an updated appraisal when certain events occur, such as the refinancing of the debt, the renewal of the debt or events that indicate potential impairment. A new appraisal is generally ordered for loans greater than $200,000 that have characteristics of potential impairment, such as delinquency or other loan-specific factors identified by management, and when a current appraisal (dated within the prior 12 months) is not available or when a current appraisal uses assumptions that are not consistent with the expected disposition of the loan collateral. In order to measure impairment properly at the time that a loan is deemed to be impaired, a staff appraiser may estimate the collateral fair value based upon earlier appraisals, sales contracts, approved foreclosure bids, comparable sales, officer estimates or current market conditions until a new appraisal is received. This estimate can be used to determine the extent of the impairment on the loan. After a loan is deemed to be impaired, it is management’s policy to obtain an updated appraisal on at least an annual basis. Management performs a review of the pertinent facts and circumstances of each impaired loan on a monthly basis. As of each review date, management considers whether additional impairment should be recorded based on recent activity related to the loan-specific collateral as well as other relevant comparable assets. Any adjustments to reflect further impairments, either as a result of management’s periodic review or as a result of an updated appraisal, are made through recording additional loan loss provisions or charge-offs.
     If a current appraisal or one with an inspection date within the prior 12 months using the necessary assumptions is not available, a new appraisal is ordered. In cases where an impairment exists and a current appraisal is not available at the time of review, a staff appraiser may estimate the collateral fair value based upon earlier appraisals, sales contract, approved foreclosure bids, comparable sales, officer estimates or current market conditions until a new appraisal is received. After a new appraisal is received, the value used in the loan review is updated and any adjustments to reflect further impairments are made.
     In response to the Staff’s comment, we included disclosure substantially similar to the preceding paragraph in the third full paragraph on page 34 of the Second Quarter Form 10-Q, and we hereby undertake to include similar disclosure in future periodic reports.

Kathryn McHale
August 19, 2010

b. Whether and why you make any adjustments to appraisals including any made as a result of outdated appraisals.
Response:
     Adjustments to appraisals are made in certain situations. In cases where a current appraisal (dated within the prior 12 months) is not available at the time of review and an impairment exists or is deemed likely to exist, a staff appraiser may estimate the collateral fair value based upon earlier appraisals, sales contracts, approved foreclosure bids, comparable sales, officer estimates or current market conditions until a new appraisal is received. A staff appraiser may also make adjustments to current appraisals based on sales contracts, comparable sales, estimated selling costs and other pertinent information if an appraisal does not incorporate the effect of these facts and circumstances.
     In response to the Staff’s comment, we included disclosure substantially similar to the preceding paragraph in the third full paragraph on page 34 of the Second Quarter Form 10-Q, and we hereby undertake to include similar disclosure in future periodic reports.
c. The type of appraisals used to measure impairment such as “retail value” or “as is” value. If you use “retail value” please explain how you reconcile this value to the amount used to measure impairment.
Response:
     We use appraised values that are based on the disposition value of the property, which assumes Bank ownership of the property “as-is” and a 180-day marketing period.
     In response to the Staff’s comment, we included disclosure to this effect in the third full paragraph on page 34 of the Second Quarter Form 10-Q, and we hereby undertake to include similar disclosure in future periodic reports.
d. If external appraisals are not used to determine the value of the underlying collateral or where an appraisal has not been updated, disclose your processes and procedures for estimating the value of the collateral.
Response:
     For a discussion of the processes and procedures for estimating the value of collateral where external appraisals are not available, please see our response to item 2(b) above.
Financial Condition — Loans and Leases page 37
3. We note your disclosure about the relatively high credit risk associated with Real Estate — Construction, Acquisition and Development loans and that these loans are often structured with interest reserves to fund interest costs during the construction and development period. Please tell us and revise future filings to disclose the following information related to loans with interest reserves:

Kathryn McHale
August 19, 2010

     a. Your policy for recognizing interest income on these loans.
Response:
     For performing real estate construction, acquisition and development loans, interest is recognized as interest income as it is earned. Non-performing real estate construction, acquisition and development loans are placed on non-accrual status and interest income is not recognized, except in those situations where principal is expected to be received in full. In such situations, interest income is recognized as payment is received.
     In response to the Staff’s comment, we included disclosure to this effect in the fifth and sixth paragraphs on page 44 of the Second Quarter Form 10-Q, and we hereby undertake to include similar disclosure in future periodic reports.
b. How you monitor the projects throughout their lives to make sure the properties are progressing as planned to ensure appropriateness of continuing to capitalize interest.
Response:
     Real estate construction, acquisition and development loans, with or without interest reserves, are inspected periodically to ensure that the project is on schedule and eligible for requested draws. Inspections may be performed by construction inspectors hired by the Company or by appropriate loan officers and are done periodically to monitor the progress of a particular project. These inspections may also include discussions with project managers and engineers.
     So that interest capitalization is appropriate, interest reserves are not included for any renewal period after construction is complete or otherwise ceases, requiring borrowers to make interest payments no less than quarterly. Loans for which construction is complete, or has ceased, and where interest payments are not made on a timely basis are considered non-performing and are generally placed on nonaccrual status. Procedures are in place to restrict the advancement of funds to keep a loan from becoming non-performing with any such advancement identified as a troubled debt restructuring (“TDR”).
     In response to the Staff’s comment, we included disclosure substantially similar to the preceding paragraph in the fifth and sixth paragraphs on page 44 of the Second Quarter Form 10-Q, and we hereby undertake to include similar disclosure in future periodic reports.
c. Whether you have extended, renewed or restructured terms of the loans, the reasons for the changes and whether you classify the loans as TDRs.
Response:
     In certain situations, real estate construction, acquisition and development loans are extended, renewed or restructured. Loans are sometimes extended for a short period of time (generally 90 days or less) beyond the contractual maturity to facilitate negotiations or allow the borrower to gain other financing or acquire more recent note-related information, such as appraisals or borrower financial statements. These short-term extensions are not ordinarily

Kathryn McHale
August 19, 2010

accounted for as a TDR if the loan and project are performing in accordance with the terms of the loan agreement and/or promissory note. Real estate construction, acquisition and development loans may be renewed when the borrower has satisfied the terms and conditions of the original loan, including payment of interest, and when management believes that the borrower is able to continue to meet the terms of the renewed note during the renewal period. Many loans are structured to mature consistent with the construction or development period or at least annually. If concessions are granted to a borrower as a result of its financial difficulties, the loan is classified as a TDR and analyzed for impairment.
     The Company’s real estate risk management group is responsible for reviewing and approving the structure and classification of all real estate construction, acquisition and development loan renewals and modifications above a certain threshold. The analysis performed by the real estate risk management group may include the review of updated appraisals, borrower and guarantor financial condition, construction status and proposed loan structure. If the new terms of the loan meet the criteria of a TDR as set out in FASB ASC 310, the loan is classified as such.
     In response to the Staff’s comment, we included disclosure substantially similar to the preceding paragraph in the seventh paragraph on page 44 of the Second Quarter Form 10-Q, and we hereby undertake to include similar disclosure in future periodic reports.
d. Your underwriting process for these loans and any specific differences as compared to loans without interest reserves.
Response:
     Each real estate construction, acquisition and development loan is underwritten to address (i) the desirability of the project, its market viability and projected absorption period; (ii) the creditworthiness of the borrower and guarantor as to liquidity, cash flow and assets available to ensure performance of the loan; (iii) equity contribution to the project; (iv) the developer’s experience and success with similar projects; and (v) the value of the collateral. Each factor must be acceptable under the Company’s lending policy and appetite for risk.
     The underwriting process for real estate construction, acquisition and development loans with interest reserves is the same as that for such loans without interest reserves and may include analysis of borrower and guarantor financial strength, market demand for the proposed project, experience and success with similar projects, property values, time horizon for project completion and the availability of permanent financing once the project is completed.
     In response to the Staff’s comment, we included disclosure substantially similar to the preceding paragraph in the fifth paragraph on page 44 of the Second Quarter Form 10-Q, and we hereby undertake to include similar disclosure in future periodic reports.
e. Whether there were any situations where additional interest reserves were advanced to keep a loan from becoming nonperforming.

Kathryn McHale
August 19, 2010

Response:
     Procedures are in place to restrict the advancement of funds to keep a loan from becoming non-performing with any such advancement identified as a TDR.
     In response to the Staff’s comment, we included disclosure to this effect in the sixth paragraph on page 44 of the Second Quarter Form 10-Q, and we hereby undertake to include similar disclosure in future periodic reports.
f. Separately quantify the amount of loans with interest reserves, the amount of loans on non-accrual status and the remaining amount of interest reserves as of each period end.
Response:
     The amount of loans with interest reserves totaled $251.3 million at December 31, 2009 and $169.8 million at June 30, 2010. The amount of loans with interest reserves that were on non-accrual status was $59.0 million and $21.7 million at December 31, 2009 and June 30, 2010, respectively. The remaining amount of interest reserves at each period end is not available because such information is not tracked or available on the Company’s loan system. Loans with interest reserves normally have a budget that includes the various cost components involved in the project. Interest is such a cost, along with hard and other soft costs, but such amounts are not tracked individually at the loan level.
     In response to the Staff’s comment, we hereby undertake to include similar disclosure in future periodic reports.
g. Separately quantify the amount of interest income recognized from interest reserves during the periods presented.
Response:
     Interest income of $1.1 million and $2.3 million was recognized for the second quarter and first six months of 2010, respectively. Similar information is not available for periods prior to July 1, 2009 because the Company’s loan system did not track such information prior to that date.
     In response to the Staff’s comment, we included disclosure to this effect in the fifth paragraph on page 44 of the Second Quarter Form 10-Q, and we hereby undertake to include similar disclosure in future periodic reports.
Note (1) Summary of Significant Accounting Policies — Securities Purchased and Sold Under Agreements to Resell or Repurchase, page 62
4. We note you disclose that securities sold under agreements to repurchase are generally accounted for as collateralized financing transactions.

Kathryn McHale
August 19, 2010

a. Please revise your disclosure in future filings to clearly state whether all of these transactions are accounted for as collateralized financing transactions.
Response:
     At June 30, 2010, all securities sold under agreements to repurchase were accounted for as collateralized financing transactions and were recorded at the amounts at which the securities were acquired or sold plus accrued interest.
     In response to the Staff’s comment, we included disclosure to this effect in the third paragraph on page 51 of the Second Quarter Form 10-Q, and we hereby undertake to include similar disclosure in future periodic reports.
b. If you account for any as sales, clearly state this, and tell us the accounting guidance on which you rely for this treatment. If applicable, please revise in future filings to quantify the amount sold at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculated the average amount.
Response:
     We do not account for any securities sold under agreements to repurchase as sales. Please see our response to item 4(a) above with respect to how we account for securities sold under agreements to repurchase.
Note (5) Loans and Leases, page 71
5. Please revise future filings to clarify your disclosure related to impaired loans as of each balance sheet date presented. Please clearly disclose the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with ASC 310-10-35 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses. Refer to ASC 310-10-50-15.
Response:
     The Company’s investment in loans considered impaired at June 30, 2010 and December 31, 2009 was $188.3 million and $128.5 million, respectively. At June 30, 2010 and December 31, 2009, $109.8 million and $73.2 million, respectively, of those impaired loans had valuation allowances totaling $40.7 million and $22.7 million, respectively. The remaining balance of impaired loans of $78.5 million and $55.3 million at June 30, 2010 and December 31, 2009, respectively, were charged down to fair value, less estimated selling costs, which approximated net realizable value. Therefore, such loans did not have an associated valuation allowance.
     In response to the Staff’s comment, we included disclosure to this effect in the fourth paragraph on page 7 of the Second Quarter Form 10-Q, and we hereby undertake to include similar disclosure in future periodic reports. Further, we included the following table on page 47

Kathryn McHale
August 19, 2010

of the Second Quarter Form 10-Q, which provides additional information related to non-performing loans and leases, and we hereby undertake to include similar disclosure in future periodic reports:

	June 30,		December 31,
	2010	2009	2009
	(Dollars in thousands)
Unpaid principal balance of impaired loans	$243,221	$47,923	$161,631
Cumulative charge offs on impaired loans	54,930	11,836	33,094

Outstanding balance of impaired loans	188,291	36,087	128,537

Other non-accrual loans and leases not impaired	75,467	9,455	15,476

Total non-accrual loans and leases	$263,758	$45,542	$144,013

Allowance for impaired loans	40,721	3,968	22,747

Non-accrual loans and leases, net of specific reserves	$223,037	$41,574	$121,266

Loans and leases 90+ past due, still accruing	17,696	43,866	36,301
Restructured loans and leases, still accruing	20,813	8,264	6,161

Total non-performing loans and leases	$302,267	$97,672	$186,475

Allowance for impaired loans	$40,721	$3,968	$22,747
Allowance for all other loans and leases	160,053	134,779	153,296

Total Allowance for Credit Losses	$200,774	$138,747	$176,043

Outstanding balance of impaired loans	$188,291	$36,087	$128,537
Allowance for impaired loans	40,721	3,968	22,747

Net book value of impaired loans	$147,570	$32,119	$105,790

Net book value of impaired loans as a % of unpaid principal balance	61%	67%	65%
Coverage of other non-accrual loans and leases not impaired by the allowance for all other loans and leases	212%	1425%	991%
Coverage of non-performing loans and leases not impaired by the allowance for all other loans and leases	140%	219%	265%
Item 9A. Controls and Procedures, page 99
6. We note your disclosure in management’s report on internal control over financial reporting on page 54 and here related to the material weakness related to the determination of

Kathryn McHale
August 19, 2010

the allowance for credit losses which resulted in a material error that was corrected prior to the issuance of your financial statements.
a. Please tell us in detail how you identified the control deficiencies identified in management’s report on internal control over financial reporting on page 54 and how you determined that they resulted in a material error in the determination of the allowance for credit losses.
Response:
     The control deficiencies were identified in the first quarter of 2010 as the Company was preparing its Annual Report on Form 10-K for the year ended December 31, 2009 (the “10-K”). The events leading up to the identification of control deficiencies were as follows:
     Prior to the filing of the 10-K, but after the release of the Company’s preliminary earnings for the quarter and year ended December 31, 2009, the engagement partner from KPMG, the Company’s independent registered public accounting firm, informed the Company’s Chief Financial Officer (“CFO”) that KPMG had identified loans in its audit testing where KPMG was concerned as to the ratings assigned by the Company under its loan rating system. Over the course of several days, the Company worked with KPMG to determine the effect that these loan rating changes would have on the previously released preliminary financial results for the quarter and year ended December 31, 2009.
     Management subsequently met with the Audit Committee of the Company’s Board of Directors and KPMG to report that, as a result of the additional work performed to determine the effect of the rating differences for the identified loans, management had determined that further work should be performed with respect to the adequacy of the allowance for credit losses. On February 25, 2010, the Company announced publicly its intent to file a notification of late filing of the 10-K.
     During the period between February 25, 2010 and the filing of the 10-K on March 15, 2010, the Company reviewed additional loans from its loan portfolio. The scope of and approach to selecting these loans for review was based on the objective of quantifying the financial statement effect of any significant loan rating errors. Specifically, the review focused on larger loans (greater than $1 million principal balance) from the real estate construction, acquisition and development portfolio, where the independent auditor work indicated potential errors were concentrated. The review also included selected loans from other portfolios in order to confirm potential errors were concentrated in the real estate construction, acquisition and development portfolio.
     Upon evaluating the results of the above review, management determined that an adjustment to the previously released preliminary financial information was necessary and that certain control deficiencies existed over financial reporting related to the determination of the allowance for credit losses. Based on management’s analysis of the identified control deficiencies, management determined that the aggregation of the identified control deficiencies resulted in a material weakness, which was reported in the 10-K.

Kathryn McHale
August 19, 2010

b. Please tell us and revise future filings to discuss how you determined the extent to which earlier interim or annual periods were affected by these control deficiencies.
Response:
     Please see our response to item 6(c) below with respect to how we determined the extent to which earlier interim or annual periods were affected by the control deficiencies.
c. Please tell us how you determined that your allowance for loan losses was appropriately stated in prior periods and that you were not required to restate your financial statements considering your identified control deficiencies and the fact that it appears that credit quality had worsened significantly at September 30, 2009. If you concluded that you were not required to restate prior financial statements because of materiality, please provide us your materiality analysis.
Response:
     After it was determined that additional work was needed to determine the adequacy of the allowance for credit losses as of December 31, 2009, the Company performed additional credit analysis on the loan portfolios, which included both consideration of the adequacy of the allowance for credit losses as of December 31, 2009 and the appropriate timing of any related adjustments to the provision for credit losses. As discussed in our response to item 6(a) above, this review was primarily focused on those portfolios for which indications of potential errors existed.
     For each loan selected, this review included procedures to determine whether the loan was properly risk-rated at December 31, 2009, whether the loan should have been accounted for as a TDR and whether other conditions existed that may have warranted a larger allowance for credit losses at December 31, 2009. In circumstances where it was concluded that an additional allowance for credit losses was warranted, care was given to identify the timing of any potential loss event or circumstance that warranted the additional allowance in order to determine whether the financial results for any previous period may have been impacted. It was very difficult, even with hindsight, to identify any single event that may have made a particular loan uncollectible. The Company considered various loss events or circumstances, including the date a loan became delinquent, the date a loan was restructured and the timing of a significant economic event that impacted the borrower or collateral. The analysis as to whether a provision for credit loss should have been recorded in a previous period was based on information available at the time of the review. Accordingly, such analysis included significant judgment based on information that may or may not have been known in the previous period. Based on these factors, management decided that this approach was not suitable to determine the potential impact on the financial results of previous periods with precision. Rather, the information resulting from this analysis was considered a stress test of the potential impact on previous periods in order to determine whether additional work was necessary. Through this analysis, the Company determined that in most cases there was a loss event within the fourth quarter of 2009. There were only a few loans where there was an event identified in a previous period that could have been indicative of a loss. The additional

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August 19, 2010

provisions recorded at the loan level, summarized by the period in which a potential loss event was identified, were as follows:

Fourth Quarter 2009		$18,177,000
Third Quarter 2008		$1,204,000
First Quarter 2008	$	*

*	There was one impaired loan identified that was restructured in January 2008 and should have been accounted for as a TDR at the restructuring date. An appraisal received on December 10, 2009 indicated that there was an impairment of $4,414,000 related to this loan as of December 31, 2009. Because of the general decline in real estate values from January 2008 to December 2009, management believes that the impairment, if any, as of January 2008 would have been less than $4,414,000.
     Based on this analysis, management concluded, and KPMG concurred, that restatement of interim results for prior periods was not warranted.
Item 11. Executive Compensation, page 102
General
7. We note that you have not included disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion. We note the disclosure on page 30 of the definitive proxy statement.
Response:
     Because the Company is of the view that compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company, in accordance with Item 402(s) of Regulation S-K, we did not include any related disclosure in the Company’s definitive proxy statement filed with the Commission on March 26, 2010 (the “2010 Proxy Statement”).
     Our Executive Compensation and Stock Incentive Committee reviews the risks and rewards associated with our compensation programs. As noted in the 2010 Proxy Statement, the committee designs compensation programs with features that mitigate risk without diminishing the incentive nature of the compensation. The committee believes that our compensation programs encourage and reward prudent business judgment and appropriate risk-taking over the long term. With respect to specific elements of executive compensation:
•	Annual base salary does not encourage risk-taking, as it is a fixed amount;
•	The incentive compensation program combines elements of annual non-equity incentive compensation with long-term equity-based incentive compensation in an effort to achieve a balance that mitigates undue risk-taking. Specifically:

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August 19, 2010

–	The incentive compensation program uses a balanced set of financial performance goals broken out under three categories of performance criteria (Overall, System-wide Community Bank and Lines of Business) selected to focus on the overall health of the business rather than a single financial measure;
–	The performance goals used to determine the amount of an executive’s bonus are metrics that the Executive Compensation and Stock Incentive Committee believes drive long-term shareholder value. Moreover, the committee attempts to set threshold, target and maximum amounts for these performance goals that encourage success without encouraging excessive risk taking to achieve short-term results;
–	The annual cash incentive compensation program caps the maximum award payable to executive officers under our Executive Performance Incentive Plan, as described in the 2010 Proxy Statement under the section entitled “Compensation Discussion and Analysis — Components of Compensation — Annual Incentive Compensation”;
–	The Executive Compensation and Stock Incentive Committee must certify in writing with respect to each participant of the Executive Performance Incentive Plan whether the performance goals and any other material conditions have been met for a given year. The committee has discretion to reduce or eliminate, but not increase amounts payable under this plan, as described in the 2010 Proxy Statement under the section entitled “Compensation Discussion and Analysis — Components of Compensation — Annual Incentive Compensation”; and
–	Under the Sarbanes-Oxley Act of 2002, if we are required to restate our financial results as a result of material noncompliance with financial reporting requirements under the securities laws as a result of misconduct, the Chief Executive Officer and Chief Financial Officer must generally reimburse us for any bonus or other incentive-based compensation (including profits realized from the sale of our common stock) received during the 12-month period following the filing of the erroneous financial results.
•	To help ensure that executive officers are focused on long-term performance, a significant portion of incentive compensation is equity-based (stock options and/or performance shares). In general, performance shares have a two-year performance period with a one-year retention period and stock options vest over a three-year period after the date of grant, as described in the 2010 Proxy Statement under the section entitled “Compensation Discussion and Analysis — Components of Compensation — Long-Term Incentive Compensation”;

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August 19, 2010

•	Use of equity-based awards aligns our executive officers’ interests with the interests of our shareholders; and
•	The Executive Compensation and Stock Incentive Committee retained a compensation consultant to prepare an analysis of the market competitiveness of base salary, annual bonus opportunity and long-term incentive opportunity for our senior management, as described in the 2010 Proxy Statement under the section entitled “Compensation Discussion and Analysis — Compensation Process.” As a result of this analysis, the committee concluded that the overall compensation for both our Chief Executive Officer and Chief Operating Officer was competitive with our peer group and that the compensation for our other executive officers was near the 50th percentile of the compensation for similarly situated officers in the peer group.
     We also provide incentive-based pay opportunities for certain non-executive employees. For certain of these employees, the incentive opportunities are based on management-designed goals related to the applicable department and/or job function. These goals are defined by management and are quantifiable by objective results. Management endeavors to structure compensation for all non-executive employees in a manner that will not incentivize risk-taking activities above acceptable risk tolerance levels established by the Board of Directors and aligned with our strategic plan.
     With respect to compensation for the year ended December 31, 2009, as covered in the 2010 Proxy Statement, the Executive Compensation and Stock Incentive Committee and management determined that any risks arising from our compensation policies and practices were not reasonably likely to have a material adverse effect on the Company. If, in the future, the Executive Compensation and Stock Incentive Committee or management determines that any risks arising from our compensation policies and practices for our employees are reasonably likely to have a material adverse effect on us, we will include appropriate disclosure.
Annual Incentive Compensation page 23 of Definitive Proxy Statement on Schedule 14A
8. We note your disclosure of the performance goals established for 2009 under the Executive Performance Incentive Plan and the Home Office Incentive Plan. We also note the disclosure that based on the performance reported in your preliminary unaudited financial statements contained in your release on January 21, 2010, the cash incentive bonus payments reflected achievement of 87% of the respective target amounts. Please revise future filings to disclose actual results of performance target categories. Please provide us with proposed revised disclosure.
Response:
     In response to the Staff’s comment, in future filings, beginning with our definitive proxy statement on Schedule 14A in connection with our annual meeting of shareholders to be held in 2011 (the “2011 Proxy Statement”), we will undertake to disclose actual results of performance target categories. We intend to include disclosure substantially similar to the following, which

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August 19, 2010

would have replaced the disclosure beginning at the bottom of page 25 through the third full paragraph of page 26 of the 2010 Proxy Statement:
     Awards were targeted to each executive’s role and scope of responsibility in the organization. For some executives, performance goals were based entirely on overall company performance. For others, a portion of performance was also measured by goals that were tied to the area of the individual’s responsibility. For our Named Executive Officers, 2009 performance criteria were weighted as follows:

	Performance Criteria
	Overall	System-wide
	BancorpSouth	Community Bank	Lines of Business
Executive Officer	Performance	Performance	Performance
Aubrey B. Patterson	100%	0%	0%
L. Nash Allen, Jr.	100%	0%	0%
William L. Prater	100%	0%	0%
James V. Kelley	100%	0%	0%
Gordon R. Lewis	75%	25%	0%
W. James Threadgill, Jr.	75%	0%	25%
     For 2009, the Executive Compensation and Stock Incentive Committee established the performance goals set forth in the tables below for the Named Executive Officers with respect to the enumerated performance criteria. The target amounts for each performance criterion were incorporated into our fiscal budget. Our performance in 2009 for each criterion is also set forth in the three tables below, based on our preliminary unaudited financial results for the year ended December 31, 2009. For additional information about these financial results reflected as 2009 performance in these tables, see the section below entitled “— Impact of Revised Financial Statements for the Year Ended December 31, 2009.”
Overall BancorpSouth Performance Criteria

Performance Goal	Threshold Amount	Target Amount	Maximum Amount	2009 Performance
Growth in Average Deposits	$10,769,000	$11,966,000	$13,163,000	$11,782,000
Return on Average Equity	7.48%	8.80%	10.12%	8.60%
     Based on our preliminary unaudited financial results for the year ended December 31, 2009, we achieved 98.5% of the target amount for the Growth in Average Deposits goal and 97.7% of the target amount for the Return on Average Equity goal. Based on the interpolated performance results for Growth in Average Deposits and Return on Average Equity, the Named Executive Officers earned cash incentive bonus payments at 87% of their respective target amounts for the Overall BancorpSouth Performance Criteria.
System-wide Community Bank Performance Criteria

Performance Goal	Target Amount	2009 Performance	% of Target Achieved
Pre-Tax Net Income	$205,862,357	$225,168,546	109.4%
Loan Growth	$8,910,008,391	$8,890,444,775	99.8
Deposit Growth	$10,455,352,075	$10,794,644,634	103.3
Non-interest Income	$87,971,543	$85,183,607	96.8
Customer Satisfaction	90%	91.3%	101.4
     The System-wide Community Bank Performance Criteria applied only to Mr. Lewis and was the basis for 25% of his annual incentive compensation award opportunity. The award determination was based on the aggregation of performance achieved with respect to several elements, consisting of our community bank financial budget for pre-tax net income (47% weighting), loan growth (10% weighting), deposit growth (10% weighting), non-interest income (10% weighting), loan quality (17% weighting, and a potential disqualifier for awards based on the four preceding criteria) and customer satisfaction (6% weighting).

Kathryn McHale
August 19, 2010

     Failure to achieve the loan quality performance goal operated to eliminate Mr. Lewis’s eligibility for an award based on pre-tax net income, loan growth, deposit growth and non-interest income, but did not affect his eligibility for an award based solely on customer satisfaction. Mr. Lewis was only eligible to earn an award under the former four criteria in 2009 if we achieved a threshold loan quality rating of 4.25 or lower based on an internal rating system. For 2009, the target loan quality performance goal was a rating of 2.50 or lower. Our 2009 performance resulted in a loan quality performance rating of 4.81. Because this rating exceed the threshold rating of 4.25, Mr. Lewis was not eligible to earn any portion of the award on the basis of pre-tax net income, loan growth, deposit growth or non-interest income. The customer satisfaction performance goal was independent of any criteria based on our reporting earnings and Mr. Lewis was eligible to earn an award based on our achievement of the targeted amount for this performance goal in 2009. The resulting payment to Mr. Lewis for performance under the Systemwide Community Bank Performance Criteria represented less than 10% of the amount that was targeted for this goal in 2009.
Lines of Business Performance Criterion

Performance Goal	Threshold Amount	Target Amount	Maximum Amount	2009 Performance
Net Pre-tax Income for Areas of Responsibility	$44,844,425	$49,827,139	$54,809,853	$56,492,943
     The Lines of Business Performance Criterion was expressed in terms of the aggregate net pre-tax income generated by mortgage loans, annuities, insurance, credit card, trust and brokerage areas of responsibility as measured against the combined goals for these lines of business. Because our 2009 performance exceeded the maximum amount, Mr. Threadgill earned the maximum award amount for this performance criterion.
     Based on our performance in 2009 (prior to the determination to revise our financial statements) with respect to each of the performance criteria, the following cash incentive bonus payments were made to the Named Executive Officers in 2010:

	2009 Cash
Name	Incentive Bonus	Percentage of Salary
Aubrey B. Patterson	$681,645	87%
L. Nash Allen, Jr.	47,505	39
William L. Prater	107,663	39
James V. Kelley	326,250	65
Gordon R. Lewis	108,753	33
W. James Threadgill, Jr.	167,689	57
9. Please disclose the performance targets established under the system-wide community bank performance goal and the lines of business performance goal. For example, disclose the specific targets for net income, loan growth, deposit growth, non-interest income, etc. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.

Kathryn McHale
August 19, 2010

Response:
     Please see our response to item 8 above with respect to our proposed disclosure of the performance targets established under the System-wide Community Bank Performance Criteria and the Lines of Business Performance Criterion.
Long-Term Incentive Compensation, page 26 of Definitive Proxy Statement on Schedule 14A
10. Please tell us what the specific performance goals were that were established for the 2008 through 2009 performance period. Please also tell us what levels of performance were actually achieved. We note the disclosure that the awards were not earned because the performance goals established for the awards were not met during the performance period. To the extent you believe that disclosure of the historical performance targets is not required because it would result in competitive harm such that the targets could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed supplemental analysis supporting your conclusion. In particular, your competitive harm analysis should clearly explain the nexus between disclosure of the performance objectives and the competitive harm that is likely to result from disclosure. Refer to Item 402(b)(2)(v) of Regulation S-K and Regulation S-K Compliance & Disclosure Interpretation 118.04.
Response:
     In response to the Staff’s comment, the performance goals for the 2008 through 2009 performance period, along with our actual performance, were as follows:

Performance Goal	Threshold Amount	Target Amount	Maximum Amount	Actual Performance
2-Year Cumulative EPS	$2.97	$3.71	$4.08	$2.44
2-Year Average Deposits and Other Funding Sources	$9,945,000,000	$12,431,000,000	$13,674,000,000	$11,796,000,000
     Our actual performance for these performance goals was based on our preliminary unaudited financial results for the year ended December 31, 2009. Performance shares are only earned if we meet the threshold amounts for both goals. Because we did not achieve the threshold amount for the 2-year Cumulative EPS goal, the performance shares granted in 2008 were not earned.
Impact of Revised Financial Statements for the Year Ended December 31, 2009, page 30 of Definitive Proxy Statement on Schedule 14A
11. We note the disclosure that the committee has “factored the overpayments made with respect to the 2009 cash incentive bonus awards in its deliberations for 2010 compensation awards and adjustments.” Please tell us in greater detail how the 2009 overpayments influenced 2010 compensation decisions.

Kathryn McHale
August 19, 2010

Response:
     As described in the 2010 Proxy Statement under the section entitled “Compensation Discussion and Analysis — Impact of Revised Financial Statements for the Year Ended December 31, 2009,” the Executive Compensation and Stock Incentive Committee noted that none of the applicable employee benefit plans required or authorized recoupment. Therefore, even though adjustments were subsequently made to the preliminary unaudited financial results for the quarter and year ended December 31, 2009, on which the 2009 cash incentive payments were based in accordance with the terms of the plans, the committee decided not to recoup any of the bonus payments made to employees on February 5, 2010. The committee determined that such adjustments included in the audited financial statements would be taken into account in connection with our 2010 fiscal year budget for purposes of setting performance goals for awards earned during 2010 under the Executive Performance Incentive Plan and Home Office Incentive Plan. The committee effected this by adding the amount of the net after-tax earnings that were subject to adjustments to the incentive goals for 2010.
Definitive Proxy Statement On Schedule 14A filed March 26, 2010 Director Qualification Standards, page 13
12. We note the disclosure that the Nominating Committee considers diversity in identifying nominees for director. Please revise future filings to disclose how diversity is considered in identifying nominees for director. Also, to the extent the nominating committee has a policy with regard to the consideration of identifying director nominees, please describe how this policy is implemented, as well as how the nominating committee assesses the effectiveness of its policy. Refer to Item 402(c)(2)(vi) of Regulation S-K.
Response:
     In response to the Staff’s comment, in future filings, beginning with our 2011 Proxy Statement, we will undertake to disclose (i) how diversity is considered in identifying nominees for director, and (ii) to the extent the nominating committee has a policy with regard to the consideration of identifying director nominees, how this policy is implemented, as well as how the nominating committee assesses the effectiveness of its policy.
* * *
As requested, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Kathryn McHale
August 19, 2010

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding the above responses, please do not hesitate to call the undersigned at (662) 680-2422, or our legal counsel in this regard, Marlee Mitchell at (615) 850-8943 or David Wilson at (615) 850-8586.

Sincerely,
/s/ Aubrey B. Patterson
Aubrey B. Patterson
Chairman of the Board and Chief Executive Officer

Enclosure
cc:	E. Marlee Mitchell, Esq. David G. Wilson, Esq.